PAYROLL4FREE.COM, INC.

Unaudited Financial Statements For The Years Ended December 31, 2022 and 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Payroll4Free.com, Inc.
Beachwood, OH

We have reviewed the accompanying financial statements of Payroll4Free.com, Inc. (a corporation), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

We are required to be independent of Wyld West Film Ventures, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Plano, TX
April 24, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PAYROLL4FREE.COM, INC.
BALANCE SHEET
DECEMBER 31, 2022 AND 2021
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	2022	**2021**
ASSETS		
CURRENT ASSETS		
Cash	$ 45,642	$ 14,791
Accounts Receivable	4,174	3,302
Cash Advance to Employee	-	7,354
TOTAL CURRENT ASSETS	49,816	25,447
TOTAL ASSETS	$ 49,816	$ 25,447
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Client Impounded Payroll	734,722	613,108
Accrued Expenses	21,788	60,694
Accounts Payable	13,471	27,305
TOTAL CURRENT LIABILITIES	769,981	701,107
NON-CURRENT LIABILITIES		
Related Party Note	1,873,262	1,840,034
EIDL Loan	198,564	198,564
Accrued Interest	11,674	-
Note Payable	102,206	96,188
TOTAL LIABILITIES	2,955,687	2,835,893
SHAREHOLDERS' EQUITY		
Common Stock (2,000,000 Authorized;	111	109
1,114,086 issued; $.0001 par value)		
Additional Paid in Capital	539,805	313,592
Retained Deficit	(3,445,788)	(3,124,146)
TOTAL SHAREHOLDER'S EQUITY	(2,905,872)	(2,810,445)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 49,816	$ 25,447

PAYROLL4FREE.COM, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
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	2022	**2021**
Operating Income		
Sales	$ 415,534	$ 271,861
Gross Profit	415,534	271,861
Operating Expense		
Salaries & Wages	629,780	750,867
General & Administrative	40,833	45,877
Rent	15,871	21,602
Fees & Penalties	7,221	8,398
Legal & Professional	9,097	5,025
Selling & Marketing	1,374	1,158
	704,176	832,927
Net Loss from Operations	(288,642)	(561,066)
Other Income (Expenses)		
Other Income	-	144,326
Interest Income	14	-
Taxes	(562)	(686)
Interest Expense	(32,452)	(13,805)
Net Loss	$ (321,642)	$ (431,231)
Net Loss Per Share		
Weighted average loss per share- Basic	1,114,086	1,092,341
Net Loss per share	$ (0.29)	$ (0.39)

PAYROLL4FREE.COM, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
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	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (321,642)	$ (431,231)
Change in Client Impounded Payroll	121,614	138,900
Change in Cash Advance to Employee	7,354	(5,754)
Change in Accounts Receivable	(872)	14,242
Change in Accounts Payable	(13,833)	(4,866)
Change in Accrued Expenses	(38,906)	36,004
Net Cash Flows From Operating Activities	(246,285)	(252,705)
Cash Flows From Financing Activities		
Increase in Additional Paid In Capital	226,213	48,578
Proceeds from Borrowings	39,246	86,158
Capitalization of Accrued Interest	11,674	-
Issuance of Common Stock	2	2
Issuance of EIDL Loan	-	126,364
Issuance/(Extinguishment) of PPP Loan	-	(90,300)
Net Cash Flows From Financing Activities	277,135	170,802
Cash at Beginning of Period	14,791	96,695
Net Increase (Decrease) In Cash	30,850	(81,903)
Cash at End of Period	$ 45,642	$ 14,791

PAYROLL4FREE.COM, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

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| | Common Stock | | Additional Paid | Retained Earnings | Total Shareholders' |
	Number	Amount	in Capital		Equity
Balance at December 31, 2020	1,069,403	$ 107	$ 265,014	$ (2,692,915)	$ (2,427,794)
Issuance of Stock	22,938	2	48,578		48,580
Net Loss				(431,231)	(431,231)
Balance at December 31, 2021	1,092,341	$ 109	$ 313,592	$ (3,124,146)	$ (2,810,445)
Issuance of Stock	21,745	2	226,213		226,215
Net Loss				(321,642)	(321,642)
Balance at December 31, 2022	1,114,086	$ 111	$ 539,805	$ (3,445,788)	$ (2,905,872)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Payroll4Free.com, LLC ("the Company") was formed in 2013 as an Ohio LLC by Carol Rosenberg, who is also the majority owner of Galaxy Hosted Software. Galaxy's primary business has been to create internet/web-based computer software systems for lease to customers, principally long-term health care facilities. The Company modified and upgraded the Galaxy payroll system to make it usable for a wide range of industries in addition to the nursing homes for which it was originally designed. Its business model is to provide a free or very low-cost complete payroll service to smaller companies (up to 25 employees) and to charge a competitive rate to larger companies. It expects to generate revenue once the number of customers served reaches critical mass and it can sell advertising space. Its customers will view the advertising while preparing their payroll.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2022 of $321,642 and 2021 of $431,231.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 24, 2024 (one year after the date that the financial statements were available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include accrued expenses as of year's end and the useful lives of any fixed assets capitalized by the Company

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company charges monthly fees to subscribers to its "payroll tax service" and "direct deposit service," as well as those who exceed 25 employees. These monthly fees are recognized in the month for which access and service is to be provided and for which the subscribers have been billed. Revenues for other services are recognized as services are performed. The contracts are cancelable with 15 days notice.

Accounts Receivable

The Company charges monthly fees to subscribers to its "payroll tax service" and "direct deposit service," as well as those who exceed 25 employees. These monthly fees are recognized in the month for which access and service is to be provided and for which the subscribers have been billed. Revenues for other services are recognized as services are performed. The contracts are cancelable with 15 days notice.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Other Income-Disaster Assistance

In 2020, the Company received loan proceeds in the amount of $90,300 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. In 2021, PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

During 2021, the Company recognized a cancellation of liability after payment obligations were waived from the creditor amounting to $43,618.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Rent

The Company occupies office space under an operating lease agreement with Galaxy Hosted Software, LLC, a related company that shares common management with Payroll4Free.com, LLC. Galaxy Hosted Software, LLC is the leaseholder. The Company pays a proportion of total rent due each month that is equivalent to the proportion of the total leased area occupied by its personnel. There are no future minimum payments due under this arrangement.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to tax information filing requirements in the State of Ohio.

NOTE D- NOTES

Related Party Note

During 2022 and prior years, the Company drew advances against a non-interest-bearing note payable ("the Related Party Note") to Galaxy Hosted Software, LLC, a party related by common majority ownership. The only source of repayment of this balance will be ultimate income earned by the Company. There is no assurance that such future repayment will be made.

Note Payable

Since 2017, the Company has received cash in exchange for a note ("Note Payable") to fund continuing operations. The note requires payments equal to 5% of the Company's gross revenue until the balance is paid in full.

_____

EIDL Loan

In 2020, the Company received a Small Business Loan ("EIDL") in the amount of $72,200 (later increased to $198,564). The loan accrues at 3.75% per annum and will mature in 2050. The Company will make monthly payments to both accrued interest and principal sum of $1,011 which have been deferred until January 2023. As of December 31, 2022, the Company capitalized approximately $11,674 in accrued interest related to the Notes.

NOTE E- EQUITY

The Company's articles of incorporation authorize the Company to issue 2,000,000 shares of $0.0001 par value of Common Stock.

The Company currently has two classes of equity outstanding.

Class A Common Shares: Class A Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Additionally, Class A Common shareholders are entitled to receive equal dividends as they are declared.

Class B Common Shares: Class B Common shareholders have the same rights as Class A Common Shares with the exception of voting rights.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Class A Common Stock	1,000,000
Class B Common Stock	114,086

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 24, 2023, the date that the financial statements were available to be issued.